Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

The following table presents the ratio of earnings to fixed charges for us and our consolidated subsidiaries for each of the periods indicated, including GFI beginning on February 27, 2015. For the purposes of calculating the ratio of earnings to fixed charges, “earnings” consist of income from operations before income taxes and fixed charges, net. “Fixed charges” consist of interest expense incurred on all indebtedness, amortized premiums, discounts and capitalized expenses relating to indebtedness and interest within rental expense. Neither we nor any of our consolidated subsidiaries had any preferred shares outstanding for any of the periods reflected in this table.

	Three Months
	Ended March	Year Ended December 31,
	31, 2017	2016	2015	2014	2013	2012
		(dollars in thousands)
Earnings:
Income from operations before income taxes[1]	$28,514	$184,717	$378,014	$(5,793)	$269,538	$67,512
Add: Fixed charges, net	14,821	57,637	69,359	37,949	39,932	36,385
Income from operations before income taxes and fixed charges, net	$43,335	$242,354	$447,373	$32,156	$309,470	$103,897
Fixed charges:
Total interest expense	$14,077	$52,501	$62,607	$32,297	$32,411	$29,419
Amortized premiums, discounts and capitalized expenses related to indebtedness	744	5,136	6,752	5,648	5,921	5,466
Interest within rental expense	—	—	—	4	1,600	1,500
Total fixed charges	$14,821	$57,637	$69,359	$37,949	$39,932	$36,385
Ratio of earnings to fixed charges	2.9	4.2	6.5	0.8	7.7	2.9

[1]	Income from operations before income taxes does not include gains or losses from equity investees.